Filed by Ocular Sciences, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Ocular Sciences, Inc.
Commission File No.: 000-22623

On July 28, 2004, Ocular Sciences, Inc. sent the following letter to certain of its international customers regarding the proposed acquisition of Ocular Sciences, Inc. by The Cooper Companies, Inc.:

[Ocular Science Logo]

July 28, 2004

Dear Valued Ocular Sciences Customer:

We are pleased to announce that we have today signed a definitive agreement for Cooper Companies to acquire Ocular Sciences. Based on the significant premium to be paid for Ocular Sciences’ stock, we believe it reinforces the great value customers place on OSI’s superior performing products and our eye-care professional focus. It is our belief that this will be in the best interest of our shareholders, employees and customers. By combining these two very strong and successful companies, we will be creating an even stronger entity with greater resources, ensuring its long-term growth through innovative high quality products and services.

The Ocular Sciences and CooperVision product lines and the combined global presence are highly complementary. Ocular’s disposable spherical, daily disposable and toric lenses augment Cooper’s line of specialty lenses, making the resulting company fully-competitive in all major contact lens segments and in all major worldwide markets.

The combination of two of the fastest growing and most successful contact lens companies will create the world’s third largest contact lens company, while maintaining an eye-care professional focused strategy.

The transaction is expected to close some time near the end of the year. In the meantime, it’s business as usual. You should continue to order your Ocular Sciences and Cooper Vision products as you currently do. There will be no changes for the foreseeable future. We will communicate with you regularly over the coming months.

We appreciate your continued support of Ocular Sciences. If you have any questions or comments, please feel free to contact us or your local Ocular Sciences representative.

Sincerely,

/s/ John Fruth John Fruth Chairman	/s/ Stephen J. Fanning Stephen J. Fanning President & CEO

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This letter contains forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statement and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of integration plans and the competitive position of the combined company are forward-looking statements. Risks, uncertainties and assumptions include the risk that the proposed merger does not close; the possibility that the companies will be unable to obtain, or meet conditions imposed for governmental and other approvals of the proposed merger, including approval by stockholders of both companies; the risk that the businesses of the two companies will not be integrated successfully; risks related to any uncertainty surrounding the merger, and the costs related to the merger; the risk that the combined company may not continue to realize anticipated benefits from its cost-cutting measures; the ultimate validity and enforceability of the companies’ patent applications and patents and the possible infringement of the intellectual property of others; and other risks that are described from time to time in Ocular Sciences, Inc.’ Securities and Exchange Commission reports (including but not limited to its annual report on Form 10-K for the year ended December 31, 2003 and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Ocular Sciences, Inc.’ results could differ materially from its expectations in these statements. Ocular Sciences, Inc. assumes no obligation and does not intend to update these forward-looking or other statements in this letter. These filings are available on a web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

The Cooper Companies, Inc. (“Cooper”) intends to file with the SEC a registration statement that will include a joint proxy statement/prospectus of Cooper and Ocular Sciences, Inc. (“Ocular Sciences”), and other relevant materials in connection with the transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Cooper and Ocular Sciences. Investors and security holders of Cooper and Ocular Sciences are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Cooper, Ocular Sciences and the transaction. The registration statement, joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Cooper or Ocular Sciences with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Cooper by contacting Christine Bender (Investor Relations), The Cooper Companies, Inc., 21062 Bake Parkway, Suite 200, Lake Forest, CA 92630, 949-597-4700, ir@coopercos.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Ocular Sciences by contacting EVC Group, Inc, 90 Montgomery Street Suite 1001, San Francisco, CA 94165, 415-896-6820, ocular@evcgroup.com.

Coopers, Ocular Sciences and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of Coopers is set forth in Cooper’s proxy statement for its 2004 annual meeting, which was filed with the SEC on February 6, 2004. A description of the interests of the directors and executive officers of Ocular Sciences is set forth in Ocular Sciences’ proxy statement for its 2004 annual meeting, which was filed with the SEC on April 22, 2004. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/ prospectus and the other relevant documents filed with the SEC when they become available.